Exhibit 99.1

American Capital Alliance Completes Name Change and Reverse Split of Common Stock

Wednesday, November 3, 2004

HOFFMAN ESTATES, IL, November 3, 2004- American Petroleum Group, Inc., formerly known as American Capital Alliance, Inc. (OTCBB: AMPE), announced today that it has completed its name change and reverse stock split. The new trading symbol is "AMPE", and was effective of on November 1, 2004. Along with the newly elected board of Directors and Executive Officers, the Company is seeking to restructure its Debt and reorganize its operations, as well as laying the foundation for the Company's new future.

The current management team includes: James W. Zimbler, Director and Interim President; Richard Carter, Director and Vice-President; William Boussung, Director and VP of Corporate Finance; Michael S. Krome, Esq., Director and General Counsel; George L. Riggs, III, Director and Chief Financial Officer and Dennis Conley, Director

The Board of Directors also voted to elect Elliot Cole, Esq. a partner with Patton Boggs, LLP of Washington, D.C. to join the Board of the Company effective December 1, 2004.

The Company is also launching a website in the weeks to come to better communicate with our shareholders and fully detail Managements' views, information about the Board of Directors and will include a breakdown of American Petroleum Group, Inc., by its parent company and also by each subsidiary.

American Petroleum Group, Inc., formerly known as American Capital Alliance, Inc. is a corporate holding company in several aspects of the petroleum industry. Primarily in the motor oil industry, such as bulk motor oil distribution, as well as the bottle motor oil industry. American Petroleum Group's management has made their mark in the Private Label Bottling sector for some of the major oil companies in the U.S. American Petroleum Group also plans to exploit several opportunities for Private Labeling of Motor Oils for several well know retail chains throughout the United States, as well as several anti-freeze and brake fluid private distribution agreements for a few well known national automotive repair facilities. Another big area for growth is in the recycled or "uncombusted" oil industry, through a new marketing relationship in Michigan, that the Company plans to launch in late fall 2004.

The statements which are not historical facts contained in this press release are forward looking statements that involve certain known and unknown risks and uncertainties, including but not limited to, changes in the market for Internet or distribution services, regulatory and technological changes, economic factors, increased competition, foreign currency devaluation, foreign market risk, and the nature of supplier of customer arrangements which become available to the Company in the future. The Company's actual results may differ materially from the results discussed in or implied by any forward-looking statement. The words "intend," "expect," "should," "project," and "anticipate," and similar expressions identify forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date they were made.

For more information contact our Interim President, James W. Zimbler at (814) 234-0121